FILED PURSUANT TO RULE 433 UNDER THE SECURITIES ACT OF 1933

ISSUER FREE WRITING PROSPECTUS DATED DECEMBER 3, 2019

REGISTRATION STATEMENT NO. 333-235332

SilverCrest Announces C$80 Million Bought Deal Financing

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – December 3, 2019 – SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by National Bank Financial Inc., Desjardins Capital Markets and Scotiabank, pursuant to which the Underwriters have agreed to purchase, on a bought-deal basis, 11,000,000 common shares of the Company (“Shares”) at a price of C$7.28 per Share for aggregate gross proceeds to the Company of C$80,080,000 million (the “Offering”).

The Underwriters have been granted an option (the “Over-Allotment Option”), exercisable in whole or in part, at any time within 30 days following the closing of the Offering, to purchase from the Company up to an additional 15% of the Shares offered under the Offering.

The Company will pay the Underwriters a cash commission of 5% of the gross proceeds of the Offering, including any proceeds realized on exercise of the Over-Allotment Option, subject to reduced commission of 2.5% on maximum proceeds of up to C$5 million from the President’s List of subscribers.

The Company intends to use the net proceeds of the Offering for the continued exploration and development of the Company’s Las Chispas Project and for general working capital and administrative purposes.

The Offering is expected to close on or about December 18, 2019 and is subject to a number of conditions, including receipt of all necessary securities regulatory approvals and the approval of the Toronto Stock Exchange and NYSE American.

The Shares will be offered in all provinces of Canada (except Québec) pursuant to a short form prospectus and will be offered in the United States pursuant to a registration statement on Form F-10 registering the Shares under the United States Securities Act of 1933, as amended, pursuant to the Multi-Jurisdictional Disclosure System (“MJDS”) adopted by the United States and Canada. The Shares may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions. However, there will not be any sale of Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of such province, state or jurisdiction.

A preliminary short form prospectus and a registration statement on Form F-10 (including the preliminary short form prospectus) relating to the Offering have been filed with applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (the “SEC”), respectively. The preliminary short form prospectus and registration statement are subject to completion and amendment.

The prospectus contains important information about the Offering. Before readers invest, they should read the prospectus (as also included in the registration statement) and other documents the Company has filed with Canadian securities regulatory authorities and the SEC for more complete information about the Company and the Offering. Potential investors may obtain those documents filed with Canadian securities regulatory authorities for free by visiting SEDAR at www.sedar.com or those documents filed with the SEC for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any Underwriter or any dealer participating in the Offering will arrange to send potential investors the prospectus without charge if requested from National Bank Financial Inc. at 130 King Street West, 4th Floor Podium, Toronto, Ontario M5X 1J9, Telephone: (416) 869-6534, Fax: (416) 869-1010.

No securities regulatory authority has either approved or disapproved of the contents of this news release.

If any related parties of the Company acquire Shares under the Offering, such participation would be considered to be a “related party transaction” within the meaning of Multilateral Instrument 61-101 (“MI 61-101”). The Company intends to rely on the exemptions from the formal valuation and minority approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of any related party participation on the basis that neither the aggregate fair market value of the Shares to be distributed to nor the consideration to be paid by related parties will exceed 25% of the Company’s market capitalization as determined under MI 61-101.

Pursuant to an agreement between the Company and SSR Mining Inc. (“SSR Mining”) dated November 28, 2018 (see news release dated November 29, 2018), SSR Mining has a right to maintain its pro rata ownership interest of up to 9.9% of the outstanding shares of SilverCrest. The Company has agreed to extend the time period during which SSR Mining must exercise such right to 45 days from the date that SilverCrest gives SSR Mining notice of the Offering.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership of where all the known mineral resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the intended use of proceeds and the scheduled closing date for the Offering. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: conditions in general economic and financial markets; timing and amount of capital expenditures; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward looking statements as a result of the risk factors including: the timing and content of work programs; results of exploration activities of mineral properties; the interpretation of drilling results and other geological data; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact:   Jacy Zerb, Investor Relations Manager

Telephone:   +1 (604) 694-1730

Fax:     +1 (604) 357-1313

Toll Free:  1-866-691-1730 (Canada & USA)

Email:     info@silvercrestmetals.com

Website:    www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1